August 15, 2008

VIA EDGAR AND BY HAND

Mr. Michael McTiernan

Mr. Phil Rothenberg

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ProShares Trust II (formerly Commodities & Currencies Trust) Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 Reg. No. 333-146801

Dear Mr. McTiernan:

On behalf of our client, ProShares Trust II (formerly Commodities & Currencies Trust, the “Registrant”), a Delaware statutory trust, set forth below are the responses of the Registrant to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), received by letter dated August 1, 2008, with respect to Pre-Effective Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-1 (Reg. No. 333-146801) filed by the Registrant on July 9, 2008.

We have enclosed with this letter both a clean and a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by the Registrant via EDGAR, reflecting all changes to the Registration Statement. The responses to the Staff’s comments are set out in the order in which the comments were provided. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

General

1.	We note that you have omitted certain required information for which you plan to include in the filing of your next pre-effective amendment. For example, we note that you have not provided complete breakeven disclosure, certain fee information, audited financial statements for each of your funds or consents from your expert advisors. Please provide this information in your next amendment on Form S-1 and note that the Staff will require an adequate amount of time in order to review such information. Additionally, please provide an audited balance sheet as of the most recent fiscal year for ProShare Capital Management LLC (the “Sponsor”).

The disclosure has been revised to include required information previously omitted. Specifically, we have revised the “Summary” section by adding subsections “Breakeven Table” and “ —Breakeven Amounts” on page 2, and the “Charges” section by adding subsections “Breakeven Table” on page 48 and

“Breakeven Amounts” on page 49, to disclose breakeven disclosure; we have revised the disclosure under “Summary —Fees and Expenses” on page 11, “Charges —Organization and Offering Stage” on page 49 and “Charges —Operational Stage” on page 50 to disclose certain fee information; we have added audited financial information as set forth in “Audited Financial Statements as of August 6, 2008” on page F-2 and “Audited Statement of Financial Condition as of December 31, 2007” on page F-20; and we have included consents of auditors PricewaterhouseCoopers LLP in Exhibit 23.3 and Arthur F. Bell, Jr. & Associates, L.L.C. in Exhibit 23.4.

Cover Page of Registration Statement

2.	We have read your response to our prior comment #7 but do not agree with your analysis. The use of an unallocated shelf is not permitted on Form S-l. In the fee table, please list separately each of the Funds, the proposed maximum aggregate offering price for such Fund, and the amount of registration fee for such Fund.

The disclosure under “Calculation of Registration Fee” on the cover page of Amendment No. 2 has been revised to list separately each of the Funds, the proposed maximum aggregate offering price for each Fund and the registration fee for each Fund.

Summary, page 1

Principal Investment Strategies, page 5

3.	You state that each Fund may also use “other financial instruments and techniques in pursuit of its investment objective.” Please describe these instruments and techniques.

The referenced disclosure on pages 6 and 31 has been removed as not applicable at this time.

Risk Factors, page 13

4.	Please include a risk factor addressing the potential for a court to conclude that the assets and liabilities of the separate series of the trust are not segregated thereby potentially exposing investors in one series to the liabilities of the other series, or advise us why you do not believe this is material.

In response to this Comment, the disclosure under “Risk Factors —Risk Related to the Funds’ Shares” on page 26 has been revised to include a risk factor entitled “A court could potentially conclude that the assets and liabilities of one Fund are not segregated from those of another Fund and thereby potentially exposing assets in one Fund to the liabilities of another Fund.”

You cannot be assured of the Sponsor’s continued services . . ., page 13

5.	You note that if the Sponsor’s registrations with the CFTC were revoked, the Sponsor would no longer be able to provide service to the Funds. Please elaborate, both here and on page 33 under the subheading “Regulations”, as to what would happen to the Funds and how it would be detrimental to the Funds if this occurred.

In response to this Comment, we have revised the disclosure on page 15 under the risk factor, “ — Investors cannot be assured of the Sponsor’s continued services, which discontinuance may be detrimental to the Funds” and on page 34 under the subheading “ —Regulations” to disclose that, because the Funds themselves are not registered with the CFTC in any capacity, the Funds would be unable to pursue their investment objectives unless and until the Sponsor’s ability to provide services and trading advice to the Funds was reinstated or a replacement for the Sponsor as commodity pool operator and/or commodity trading advisor could be found.

Legislative changes are being proposed . . ., page 28

6.	Please add further information about this proposed regulation in another section of the prospectus, such as under the subheading “Regulations” on page 33.

The disclosure on page 35 has been expanded by adding new section “Recent Legislative Efforts” immediately following the subheading “Regulations,” which includes further information about a proposed regulation.

Investment Objectives and Principal Investment Strategies, page 29

7.	We note your response to our prior comment #14 and your revised disclosure. Additionally, please provide further detail to describe how each Fund achieves 200% exposure to the corresponding benchmark.

In response to this comment, the Registrant has provided additional disclosure by adding new subsection “How the Funds Expect to Obtain 200% (or -200%) Exposure to the Corresponding Benchmark” under “Summary” on page 8 that provides further detail and describes how each Fund intends to achieve 200% exposure to the corresponding benchmark.

Description of the Dow Jones – AIG Indexes and Sub-Indices, page 35

8.	Please disclose the relationship between the commodity index series and the two commodity index benchmarks.

In response to this Comment, introductory sentences have been added following the subheadings for each index and sub-index to clarify that the relationship between the applicable DJ-AIG ProShares Fund and Dow Jones-AIG index is one where the DJ-AIG ProShares Fund is designed to track the specified Dow Jones-AIG index. Please note that the similar disclosures on page 42 relating to the currencies benchmarks have been clarified to state that each applicable Currency Fund is designed to track the specified currency benchmark.

Description of the Currencies Benchmarks, page 39

9.	In your response to our prior comment #25 you state that you have attached the BIS Survey, but we have not received it and therefore are reissuing our prior comment. We note your usage of the BIS Survey. Please provide us with highlighted copies of this and any other study or report that you cite or on which you rely.

In response to this Comment, we have provided to the Staff by email to Mr. Rothenberg a copy of the BIS survey referenced under “Description of the Currencies Benchmarks —Euro” on page 42.

Likelihood of Becoming a Statutory Underwriter, page 79

10.	We note your response to our prior comment #33 and the revised disclosure. Based on the current disclosure regarding the intent of the initial authorized purchaser at the time of effectiveness, it appears the initial purchaser is a statutory underwriter. Please revise accordingly.

In response to this Comment, we respectfully refer the Staff to “Plan of Distribution —Likelihood of Becoming a Statutory Underwriter” on page 89, which states that “[t]he initial Authorized Participants or an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter.”

Signature page

11.	Please explain why Mr. Edward Karpowicz has signed the registration statement as the principal financial officer but is not listed on page 56 of the prospectus as one of the principals of the Sponsor.

Please note that Amendment No. 1 only included Members of the Sponsor. Mr. Karpowicz is not a member of the Sponsor but has been designated an officer of the Trust. In compliance with Regulation S-K Item 401, the Registration Statement has been amended to add Mr. Karpowicz as an executive officer of the Registrant on page 61.

*    *    *

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Anthony A. Lopez III and Saul Stein, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375) and to Barry I. Pershkow, Esq. c/o ProShare Capital Management LLC, 7501 Wisconsin Avenue, Suite 1000 – East Tower, Bethesda, MD 20814 (fax: 240-497-6530).

Very truly yours,

/s/ Anthony A. Lopez III
Anthony A. Lopez III

Enclosures